SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: March 2, 2004	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Appoints New Chief Executive Officer

Oakville, Ontario — February 18, 2004 — Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, announces the appointment of a new Chief Executive Officer.

Mr. Allan Bulckaert has accepted the position effective February 18, 2004. Mr. Bulckaert is a proven senior executive with extensive international experience in business management. Most recently, Allan was President and Chief Executive Officer of Trojan Technologies Inc., a public company in the environmental industry with operations in Canada, Europe and the U.S. which specializes in the design, marketing and distribution of UV water disinfection systems. While at Trojan Technologies, Allan oversaw a tremendous growth in business through strategically sound acquisitions and organic growth with a focus on strengthening the sales and marketing functions. Prior to that, Mr. Bulckaert had a distinguished 14-year career at Siemens AG where he was Vice-President and General Manager for several automotive divisions including emissions management systems, responsible for R&D, sales and production for facilities located around the world. During part of this period he was also responsible for environmental issues at Siemens Canada.

“We are very fortunate to be able to attract a professional of Allan’s calibre to our Company”, stated John Bennett, Chairman of Bennett Environmental Inc. “He has the business experience and environmental industry knowledge that will help our Company continue to rapidly grow over the coming years.” Mr. Bulckaert added, “I am looking forward to executing the business plan of new plant expansion and growth that John has laid out for the Company”.

Mr. Bennett will retain his role as Chairman of the Board and will focus his efforts on planning and developing growth opportunities for the Company.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett in Vancouver at (604) 681-8828 or Rick Stern in Oakville at (905) 339-1540.

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